Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 _________________ los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

FOIA CONFIDENTIAL TREATMENT
REQUESTED UNDER 17 C.F.R. §200.83
Confidential Treatment Requested by
ProSight Global, Inc.

July 15, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Mark Brunhofer
Suzanne Hayes
Sasha Parikh
Dorrie Yale

Re:	PROSIGHT GLOBAL, INC.
Registration Statement on Form S-1
File No. 333-232440

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission Division of Corporation Finance

Ladies and Gentlemen:

We are submitting this letter on behalf of ProSight Global, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-232440) (the “Registration Statement”) and in response to comments received from the Staff in your letter dated February 21, 2019 (the “Comment Letter”). In this letter, the Company is responding only to comment number 14 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 14 in our letter dated March 7, 2019.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (212) 558-4788 rather than rely on the U.S. mail for such notice.

Preliminary Price Range

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show for the initial public offering (the “IPO”). That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering prices to be reflected on the cover of the Company’s preliminary prospectus, if and when issued, would be a two-dollar price range at or within the range of $[*] to $[*] per share of common stock (“Preliminary Price Range”), which reflects a valuation multiple of [*] to [*] times the diluted book value of the Company, or $[*] to $[*] diluted book value per share. This per share price range reflects the reorganization described under “Organizational Structure” in the Registration Statement, pursuant to which ProSight Global Holdings Limited (“PGHL”) will merge with and into the Company with the Company surviving the merger. In connection with the merger, based on the midpoint of the estimated price range, the Company will issue [*] shares of common stock for each share equivalent of PGHL then outstanding. The “equivalent” values included in this letter reflect such values on a post-merger basis. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the number of shares of common stock of the Company to be issued in connection with the merger remains subject to change.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission Division of Corporation Finance

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company and the underwriters. Among other factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of comparable companies;

•	the Company’s historical performance;

•	estimates of business potential and earnings prospects for the Company;

•	recent performance of IPOs of generally comparable companies; and

•	business developments affecting the Company.

The Company respectfully advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. The Preliminary Price Range will be included in the preliminary prospectus, which will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Company expects such amendment to be filed with the Commission on or about July 16, 2019. The Preliminary Price Range reflects the Company’s evaluation based on the valuation process undertaken to date and, though it is expected that the Preliminary Price Range described above will be reflected in the Company’s preliminary prospectus to be filed on or about July 16, 2019, it is subject to further change, which may result from various factors, including but not limited to then-current market conditions, continuing discussions with the underwriters and subsequent business, market and other developments affecting the Company.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission Division of Corporation Finance

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include the actual price range that complies with the Staff’s interpretation regarding the parameters of a bona fide price range.

Staff Comment and Supplemental Company Response

Comment

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Supplemental Company Response

As stated in the Registration Statement, under the Company’s 2010 Equity Incentive Plan, the Company has granted multiple types of equity-based awards, consisting of restricted stock units (“RSUs”) and profit interests known as “P Shares” to its employees, officers and directors.

The only equity-based awards granted by the Company since January 1, 2018 were 2,166 RSUs granted to non-employee directors in 2018. The Company has not granted to officers or employees any such equity interests during this period. The most recent P Share amendment took effect in March 2018, which amended the vesting conditions and terms and term of the P Shares, but did not result in the grant of additional awards. Recent activity and the Company’s related valuation methodology are discussed further below.

P Shares

As stated in the Registration Statement, no P Shares will remain outstanding following the merger of PGHL with and into ProSight Global and the completion of the IPO. Immediately prior to the offering, all outstanding P Shares will be forfeited and cancelled and in exchange, in connection with the offering, managers will be granted a supplemental RSU award. The grant date valuation of the shares of common stock underlying such supplemental RSU awards will be equal to the price of each share of common stock sold in the IPO and, as a result, will be based directly on the IPO valuation of the Company.

As disclosed in the public filing of the Registration Statement on June 28, 2019, the Company expected that the P Shares would vest in connection with the IPO and convert into a certain number of common shares of the Company, depending on the IPO price. The forfeiture and cancellation of all P Shares without conversion will be disclosed in the amendment to the Registration Statement that is expected to be filed on or about July 16, 2019. Because the P Shares will not be converted into common shares at the time of the IPO, this approach will result in less dilution at such time.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission Division of Corporation Finance

For computing the valuation of the P Shares, a Black-Scholes option pricing model was applied to the relevant pricing points of the P Share award structure, commensurate with the time of issuance or modification of the award. A market-based regression analysis was also performed.

Other Equity-Based Awards

The only equity-based awards granted by the Company since January 1, 2018 were 2,166 RSUs granted on November 23, 2018. Such awards were granted to non-employee directors in the ordinary course, consistent with past practices and, as described below, at valuations attributed to the underlying shares of common stock that were greater than the valuation underlying the Preliminary Price Range. For completeness, in November 2018, the Company settled RSUs that were granted in 2013, resulting in the issuance of 16,800 shares, and the supplemental RSU awards to be granted in connection with the merger are described above.

The following table summarizes the grants of equity-based awards in 2018, the number of shares granted, the weighted average estimated grant value per share and the book value per share. As noted therein, such RSUs had a weighted average estimated grant date value per share of $120.58 (equivalent to $[*] per share of common stock), a value that is higher than the midpoint of the Preliminary Price Range. Further information regarding the grant of RSUs is provided on page 89 of the Registration Statement that was filed with the Commission on June 28, 2019.

Grant date	Number of RSUs granted	Weighted average estimated grant date value per share	Equivalent value per share of common stock	Estimated gant date value to diluted book value per share
November 23, 2018	2,166	$ 120.58	$ [*]	[*]

As stated in the Registration Statement and in our prior letter to the Staff dated March 7, 2019, valuation of RSUs was computed using a market-based regression analysis that considers performance of the Company against the performance of designated peer companies. The Company recorded share-based compensation costs using the fair value of share awards, and compensation expense was recorded pro rata over the vesting period of the award. The fair value of non-vested RSUs was estimated on the date of grant and was amortized to compensation expense on a straight-line basis over the related vesting periods.

Conclusion

The Company respectfully submits to the Staff that the equity values for the underlying equity-based awards granted since January 1, 2018 are, in light of the valuation of the Company based on the Preliminary Price Range and the other considerations described above, reasonable.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission Division of Corporation Finance

* * * * *

Please direct your questions or comments regarding this letter to the undersigned by telephone at (212) 558-4788 or by email at delamaterr@sullcrom.com.

Very truly yours,

SULLIVAN & CROMWELL LLP

/s/ Robert G. DeLaMater
Robert G. DeLaMater

cc:	Lawrence Hannon
Frank D. Papalia
(ProSight Global, Inc.)

C. Andrew Gerlach
(Sullivan & Cromwell LLP)

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.